Exhibit 99.2

INTERNET GOLD-GOLDEN LINES LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Itzik Tadmor,  attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.01 per share, of Internet Gold-Golden Lines Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on June

16, 2016 at 3:00 p.m. (Israel time) at the offices of the Company, 2 Dov Friedman Street, Ramat Gan 5250301, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the Notice of and Proxy Statement for such Annual General Meeting, or the Proxy Statement, (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR THE ELECTION OF THE DIRECTORS NAMED IN ITEM 1 AND FOR ITEMS 2 THROUGH 4 SET FORTH ON THE REVERSE.  ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

VOTES WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE HOLDINGS IN THE COMPANY OR THE VOTE REQUIRES THE APPROVAL OF THE PRIME MINISTER OF ISRAEL AND ISRAELI MINISTER OF COMMUNICATIONS (AS DESCRIBED IN THE PROXY STATEMENT).

IN ADDITION, VOTES CAST FOR ITEMS 2 AND 3B WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO THE PROPOSAL.
(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

INTERNET GOLD-GOLDEN LINES LTD.

June  16, 2016

GO GREEN

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Please sign, date  and  mail
your proxy card  in  the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” FOR THE ELECTION OF THE DIRECTORS NAMED IN ITEM 1 AND FOR ITEMS 2 THROUGH 4.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-elect four directors for terms expiring at the Company’s 2017 Annual General Meeting of Shareholders.						FOR	AGAINST	ABSTAIN
	NOMINEES:				3.	To approve the updated compensation terms for Company’s Chief Executive Officer.	☐	☐	☐
		FOR	AGAINST	ABSTAIN			YES	NO
	SHAUL ELOVITCH	☐	☐	☐
Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest (as such term is defined in the Proxy Statement) in the approval of the updated compensation terms for its chief executive officer?
							☐	☐
	FELIX COHEN	☐	☐	☐
	YOSSEF ELOVITCH	☐	☐	☐
	ANAT WINNER	☐	☐	☐			FOR	AGAINST	ABSTAIN
4.
To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as the Company’s independent registered public accountants for the year ending December 31, 2016, and to authorize the Company’s Board of Directors and its Audit Committee (under  their authority in accordance with the Israeli Companies Law), to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.
							☐	☐	☐
2.	To approve the updated compensation policy for the Company’s directors and officers.	☐	☐	☐

		YES	NO

Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest (as such term is defined in the Proxy Statement) in the approval of the Company’s updated compensation policy?
		☐	☐
							YES	NO
5.
Do your holdings in the Company or vote on the Proposals above require the approval of the Prime Minister of Israel and Israeli Minister of Communications pursuant to the Communications Law and Communications Order,  as defined in the Proxy Statement?
							☐	☐

Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask if you are (a) a controlling shareholder of the Company; or (b) do you have a personal interest in (as described in the Proxy Statement) Items 2 and 3 on the proxy card.

(PLEASE NOTE: IF YOU DO NOT MARK EITHER YES OR NO, YOUR SHARES WILL NOT BE VOTED FOR THE PROPOSALS REQUIRING AN ADDITIONAL YES OR NO VOTE WITH RESPECT TO WHETHER YOU ARE CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTEREST.)

To change the address on your account, please checkthe box at right and indicate your newaddress in theaddress space above.Please notethat changes to the registered name(s) on the account may not be submitted via this method.				☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.